CHARTERED CAPITAL ADVISERS, INC.

Board of Directors
January 23, 1997
Page 1

                        CHARTERED CAPITAL ADVISERS, INC.
                                145 FOURTH AVENUE
                            NEW YORK, NEW YORK 10003
                       (212) 505-9743 o (212) 533-9680 FAX

                                January 23, 1997



Board of Directors
Bureau of Electronic Publishing, Inc.
745 Alexander Road
Princeton, NJ 08540

Dear Members of the Board of Directors:

         We understand that Bureau of Electronic Publishing, Inc. ("BEPI") has signed a nonbinding letter of intent to merge (the "Merger") with Pacific Chemical Group Limited ("PCG"). The principal asset of PCG is a joint venture (the "Joint Venture") between PCG and Jinan Chemical Fibre Corporation ("JCFC") pertaining to JCFC's Plant One ("JCFC1"). PCG will own 51% of the Joint Venture. Under the terms of the Joint Venture Agreement,1 JCFC will contribute the production facilities, plant, machinery, and other assets of the Joint Venture as its capital investment; PCG must contribute $14,995,000 in cash to the Joint Venture (the "Deferred Purchase Price"). In the event that the Deferred Purchase Price is not paid by February 9, 1999, PCG may forfeit its claim on its equity interest in the Joint Venture. The consideration (the "Consideration") to be provided by BEPI to PCG will consist of a new class of BEPI preferred stock that will be convertible into approximately 83.4 million shares of BEPI common stock.

         You have requested our opinion of the Merger with respect to fairness, from a financial point of view, to BEPI and its shareholders. Chartered Capital Advisers, Inc. is customarily engaged in the valuation of businesses and their securities in connection with mergers & acquisitions, private placements, shareholder transactions, estate and gift taxes, litigation, and for other purposes.

         In connection with rendering our opinion we have, among other things:

         (1) Reviewed the Letter of Intent signed by BEPI and PCG that was dated November 7, 1996;

         (2) Reviewed a draft of the Agreement and Plan of Merger by and among BEPI, PCG, JCFC, and BEPI Acquisition Corporation;

         (3)   Reviewed the Joint Venture Agreement;

         (4) Analyzed financial information with respect to JCFC1, including but not limited to unaudited financial statements as of and for the ten months ended October 31, 1995 and
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         1 Sino-American Joint Venture Contract dated February 9, 1996 between
JCFC and American Pacific Chemical Fibre Corporation (aka Pacific Chemical Group Limited), referred to herein as the "Joint Venture Agreement."


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                                                CHARTERED CAPITAL ADVISERS, INC.
Board of Directors
January 23, 1997
Page 2

               1996, and audited financial statements as of and for the three years ended December 31, 1995;

         (5) Analyzed financial statements with respect to BEPI, including but not limited to audited financial statements as of and for the two years ended December 31, 1995, an unaudited income statement for the year ended December 31, 1993, and unaudited financial statements as of and for the three quarters ended September 30, 1996;

         (6) Analyzed various unaudited balance sheet data with respect to BEPI reflecting balances subsequent to September 30, 1996;

         (7) Reviewed the draft dated October 7, 1996 of the PCG Offering Document;

         (8) Reviewed the draft dated December 9, 1996 of the BEPI Offering Memorandum, as well as a draft of a supplement thereto dated January 14, 1997;

         (9) Reviewed various documents filed by BEPI with the Securities and Exchange Commission, including the Prospectus dated August 11, 1995, the Form 10-KSB for the year ending December 31, 1995, and the Forms 10-QSB for the three quarters ended September 30, 1996;

         (10) Visited the facilities of JCFC1 in China, and held discussions with certain members of the management of JCFC1, PCG, and BEPI and their advisers concerning the past, current, and planned operations, financial condition, and business prospects of JCFC1, PCG, and BEPI;

         (11) Reviewed a financial statement detailing the pro forma effect of the Merger on the combined operations of BEPI and PCG;

         (12)  Analyzed historical stock prices of BEPI;

         (13) Discussed with the legal advisors of BEPI the results of their due diligence;

         (14) Considered financial data of PCG and JCFC1, and have compared that data with similar data for publicly held companies with investment characteristics applicable to PCG and JCFC1;

         (15) Considered financial data of PCG and JCFC1, and have compared that data with similar data for certain business combinations and other transactions that have recently been effectuated; and

         (16) Considered such other information, financial studies, and analyses as we deemed relevant, and performed such analyses, studies, and investigations as we deemed appropriate.

         Chartered Capital Advisers, Inc. has assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us. We have assumed


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                                                CHARTERED CAPITAL ADVISERS, INC.

Board of Directors
January 23, 1997
Page 3

that, based on representations by the management of PCG: (1) PCG will be able to pay the Deferred Purchase Price within the three-year period required under the Joint Venture Agreement; (2) any dilution in the ownership of the post-Merger entity as a result of raising money to fund the Deferred Purchase Price will be on terms and values that are fair and reasonable; and (3) terms that are not explicitly detailed in the Joint Venture Agreement will be interpreted and applied in a manner that is fair to PCG.2 We make no representations with respect to the enforceability of the Joint Venture Agreement, or with respect to PCG's rights under the Joint Venture Agreement. We have not performed an appraisal of the assets, liabilities, or intellectual property of PCG, JCFC1, or BEPI. We have assumed that the Merger will be completed on a tax-free basis. We have assumed that the representations of management have been made in good faith, and that they reflect the best currently available management judgments as to the matters covered. Our opinion is necessarily based upon economic, market, and other conditions as in effect on, and the information made available to us as of, the date of this letter. Our opinion is limited to the fairness of the Merger as of the date hereof, from a financial point of view. We make no representations with respect to the business decision to undertake the Merger, or any other terms of the Merger. This opinion does not represent our opinion as to the value of BEPI, PCG, or JCFC1 as of the date of this letter.

         We understand that in considering the Merger, the Board of Directors of BEPI may have considered a wide range of financial and nonfinancial factors, many of which may be beyond the scope of this letter. This letter is not intended to substitute for the Board's exercise of its own business judgment in reviewing the Merger.

         Based upon and subject to the foregoing considerations, it is our opinion as financial advisors that the Consideration to be provided by BEPI in the Merger is fair from a financial point of view to BEPI and the shareholders of BEPI.

         The foregoing opinion is to be used solely for the information and assistance of BEPI. Accordingly, it is understood and agreed that no person other than BEPI and its officers and directors shall be allowed to use or rely upon this opinion.

                                Very truly yours,

                                CHARTERED CAPITAL ADVISERS, INC.



                                Ronald G. Quintero, CPA, CFA
                                Managing Director
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        2 The most significant assumption is that the purchase price by JCFC for
PTA produced by JCFC1 will be no less than the price set by the People's
Republic of China Price Bureau.